UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Alamo Group Inc.
(Name of Issuer)

Common Stock, $0.10 par value per share
(Title of Class of Securities)

011311107
(CUSIP Number)

Brian Gilbert
Gould & Ratner LLP
222 N. LaSalle Street, Suite 800
Chicago, Illinois 60601
(312) 236-3003
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 14, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.[   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  011311107	13D/A	Page 2 of 9
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bgear Investors LLC / 36-4323354
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): N/A
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization:  Delaware
7.  Sole Voting Power:  0
8.  Shared Voting Power: 1,361,700
9.  Sole Dispositive Power:  0
10.  Shared Dispositive Power: 1,361,700
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,361,700
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 11.4%
14.  Type of Reporting Person (See Instructions): OO (Limited Liability Company)


CUSIP No.  011311107	13D/A	Page 3 of 9
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Henry Crown and Company (Not Incorporated) / 36-6060729
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
(a)
(b) X
3.  SEC Use Only:
4.  Source of Funds (See Instructions): N/A
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Illinois
7.  Sole Voting Power:  0
8.  Shared Voting Power: 1,361,700
9.  Sole Dispositive Power:  0
10.  Shared Dispositive Power: 1,361,700
11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,361,700
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 11.4%
14.  Type of Reporting Person (See Instructions): OO (Limited Partnership)

CUSIP No.  011311107	13D/A	Page 4 of 9
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Henry Crown and Company / 36-2123962
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.  SEC Use Only
4.  Source of Funds (See Instructions): N/A
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Delaware
7.  Sole Voting Power: 338,300
8.  Shared Voting Power:  0
9.  Sole Dispositive Power: 338,300
10.  Shared Dispositive Power:  0
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 338,300
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 2.8%
14.  Type of Reporting Person (See Instructions): CO


CUSIP No.  011311107	13D/A	Page 5 of 9
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Duroc LLC / 36-4325691
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X
3.  SEC Use Only
4.  Source of Funds (See Instructions): N/A
5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e):
6.  Citizenship or Place of Organization: Delaware
7.  Sole Voting Power:  0
8.  Shared Voting Power:  0
9.  Sole Dispositive Power:  0
10.  Shared Dispositive Power:  0
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
13.  Percent of Class Represented by Amount in Row (11): 0%
14.  Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No.  011311107	13D/A	Page 6 of 9
On December 14, 2012, Duroc LLC, a Delaware limited liability company ("Duroc"), made a distribution (the "Distribution") of all of its 1,700,000 shares of common stock, $0.10 per value per share, of Alamo Group Inc., a Delaware corporation (the "Issuer"), to its members in accordance with their respective ownership interests in Duroc, with 1,361,700 shares being distributed to Bgear Investors LLC and 338,300 shares distributed to Henry Crown and Company.

The Reporting Persons (as defined below) listed on the cover page to this
Schedule 13D/A hereby make the following Statement pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations promulgated thereunder.
ITEM 1.  SECURITY AND ISSUER
The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share, of Alamo Group Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 1627 E. Walnut, Seguin, Texas 78155.
ITEM 2.  IDENTITY AND BACKGROUND
This statement is being filed on behalf of (a) Bgear Investors LLC, a Delaware limited liability company ("Bgear"); (b) Henry Crown and Company (Not Incorporated), an Illinois limited partnership ("Manager"), (c) Henry Crown and Company, a Delaware corporation ("HC&Co"); and (d) Duroc LLC, a
Delaware limited liability company ("Duroc"; and together with Bgear, Manager and HC&Co, the "Reporting Persons").

Bgear is a holding company for diversified investments. The principal place of business and principal offices of Bgear are located at 222 N. LaSalle Street, Suite 1000, Chicago, Illinois 60601. Manager is the manager of Bgear. The principal place of business and principal offices of Manager are located at 222 North LaSalle Street, Suite 1000, Chicago, Illinois 60601.

HC&Co is a holding company for diversified investments. The principal place of business and principal offices of HC&Co are located at 222 N. LaSalle Street, Suite 1000, Chicago, Illinois 60601.

Duroc is a holding company for miscellaneous assets. The principal place of business and principal offices of Duroc are located at 222 N. LaSalle Street, Suite 1000, Chicago, Illinois 60601.

During the last five years, none of the Reporting Persons or any officer or director of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons or any officer or director of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order
CUSIP No.  011311107	13D/A	Page 7 of 9
(i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Bgear is a limited liability company formed under the laws of the State of Delaware. Manager is a limited partnership organized under the laws of the State of Illinois. HC&Co is a corporation organized under the laws of the State of Delaware. Duroc is a limited liability company formed under the laws of the State of Delaware.
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
As previously reported, the securities of the Issuer were acquired by or on behalf of Duroc on October 22, 2009 in consideration for the sale of substantially all of the assets of Duroc to Alamo Acquisition, Inc., a subsidiary of the Issuer, pursuant to the terms of the Asset Purchase Agreement dated September 4, 2009 by and among Alamo Acquisition, Inc.,
Duroc, HC&Co and Issuer. See the explanatory note above regarding the Distribution.
ITEM 4.  PURPOSE OF TRANSACTION
The securities reported hereunder were acquired and are held by Bgear and HC&Co for investment purposes. Reporting Persons have no present plans to acquire additional securities of the Issuer, or dispose of securities of the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem material, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares of Common Stock beneficially owned by such persons in the open market or in private transactions subject to applicable securities laws. Representatives of Reporting Persons have participated, and may participate in the future, in discussions with the Issuer's management about matters relating to the business, operations and assets of the Issuer and matters related thereto, including matters that may be specified in Items 4(a)-(j) of Schedule 13D.
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
(a) - (b) Bgear owns, and Manager by virtue of its management of the business of Bgear may be deemed to beneficially own, 1,361,700 shares of Common
Stock, representing approximately 11.4% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 11,965,179 shares of Common Stock issued and outstanding as of November 1, 2012, as reported by the Issuer on the cover page of the Quarterly Report on Form 10-Q filed by the Issuer for the quarterly period ended September 30, 2012. Each of Bgear and Manager share the power to vote and dispose of the 1,361,700 shares of Common Stock which it may be deemed to beneficially own.

HC&Co owns 338,300 shares of Common Stock, representing approximately
2.8% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 11,965,179 shares of Common Stock issued and outstanding as
CUSIP No.  011311107	13D/A	Page 8 of 9
of November 1, 2012, as reported by the Issuer on the cover page of the Quarterly Report on Form 10-Q filed by the Issuer for the quarterly period ended September 30, 2012.

(c) There have been no transactions in shares of Common Stock which are deemed to be beneficially owned by the Reporting Persons during the past sixty days other than as described herein, including the Distribution.
(d)  Not applicable.
(e) As a result of the Distribution, as of December 14, 2012 each of HC&Co and Duroc ceased to be a beneficial owner of more than 5% of the Common Stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Operating Agreement of Bgear, as amended, Manager has full and exclusive discretionary right, power and authority in the management and control of the affairs of Bgear, including the right and power to direct the voting and the disposition of shares of the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

See Exhibit Index appearing below, which is incorporated herein by reference.

CUSIP No.  011311107	13D/A	Page 9 of 9
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bgear Investors LLC
By:  Henry Crown and Company (Not Incorporated), its Manager
	By:  /s/  William H. Crown
	       William H. Crown, General Partner

Henry Crown and Company (Not Incorporated)

	By:  /s/  William H. Crown
	       William H. Crown, General Partner

Henry Crown and Company

	By:  /s/  David M. Rubin
	       David M. Rubin, Vice President


Duroc LLC
By:  Henry Crown and Company, its Manager
	By:  /s/  David M. Rubin
	       David M. Rubin, Vice President




EXHIBIT INDEX
1. Joint Filing Agreement dated as of December 21, 2012 by and among the Reporting Persons.

EXHIBIT 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a Statement on Schedule 13D/A and all amendments thereto with respect to Alamo Group Inc. Common Stock, par value $0.10 per share, beneficially owned by each of them, and to the inclusion of this Joint Filing Agreement as an exhibit thereto.
December 21, 2012

Bgear Investors LLC
By:  Henry Crown and Company (Not Incorporated), its Manager
	By:  /s/  William H. Crown
	       William H. Crown, General Partner

Henry Crown and Company (Not Incorporated)

	By:  /s/  William H. Crown
	       William H. Crown, General Partner

Henry Crown and Company

	By:  /s/  David M. Rubin
	       David M. Rubin, Vice President

Duroc LLC
By:  Henry Crown and Company, its Manager
	By:  /s/  David M. Rubin
	       David M. Rubin, Vice President